FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

09047375

SEC Mail Processing
Section

OCT 28 2009

Washington, DC
110

October 21, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 21, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **09-20**

OCTOBER 21, 2009
Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI CONTINUES DRILLING SUCCESS AT VIKING INCLUDING 23.4 GRAMS PER TONNE GOLD OVER 1.1 METRES AND 1.5 GRAMS PER TONNE GOLD OVER 27.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-33 to 39 from the Viking gold property in Newfoundland.

The 2009 drilling program continues to successfully intersect high grade gold mineralization within a larger potentially bulk-minable halo of lower grade mineralization. Results from drill holes 33 to 39 continue to outline the continuity and size potential of the Thor Trend.

Drill Results - A location map showing the 2009 drill holes is available on our website (www.naminco.ca).

Hole 09VK-33 was drilled 125 metres north of the Thor Vein to test the Thor Trend at depth. The hole intersected a zone of highly anomalous gold in granite and augen gneiss from 95 to 185 metres depth with values up to 1.1 g/t gold. Hole 09VK-34 tested the Thor Trend about 25 metres north of the Thor Vein and intersected highly anomalous gold between 10.3 and 40 metres depth with values up to 1.0 g/t gold. Hole 09VK-34 also intersected a 0.65 metre wide higher grade vein grading 6.7 g/t gold.

Holes 09VK-35 and 36 tested the down dip extension of the Thor Vein. Hole 35 intersected the high grade Thor Vein which returned 27.7 g/t gold and 10.4 g/t silver over 0.6 metres. The hole also intersected highly anomalous gold from 83 to 112 metres depth with values up to 1.2 g/t gold. Hole 09VK-36 encountered highly anomalous gold from 53.5 to 121 metres depth with values up to 3.5 g/t gold. The results from holes 33 to 36 are comparable to previously released holes from the same area which include intervals such as 40.5 metres grading 1 g/t gold and 41.1 meters grading 2 g/t gold.

Summary of select drill intercepts from holes 09VK-34 to 09VK-39 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-34	60.0	60.65	0.65	6.7	3.8
09VK-35	65.4	66.0	0.6	**27.7**	**10.4**
09VK-36	95	96.5	1.5	3.5	1.1
09VK-37	89	123.5	34.5	0.8	0.3
including	113	123.5	10.5	1.3	0.4
09VK-38	74.0	95.0	21.0	1.2	0.4
including	86.0	87.5	1.5	5.7	1.4
09VK-38	163.0	169.0	6.0	0.7	0.2
09VK-39	52.5	98.0	45.5	1.0	0.3
including	70.4	98.0	27.6	1.5	0.3
including	70.4	71.5	1.1	**23.4**	1.7

*The true widths of the mineralized intercepts have not been determined.

Hole 09VK-37 tested the bulk minable potential across the Thor Trend at a location 55 metres south of the Thor Vein. Hole 37 intersected highly anomalous gold from 68.5 metres to the end of the hole at 140 metres depth. Hole 09VK-38 tested the Thor Trend 140 metres south of the Thor Vein. The hole intersected highly anomalous gold from 60.5 metres to 136 metres depth and again from 155 metres to the end of the hole at 170 metres. Mineralization in hole 38 includes 21 metres grading 1.2 g/t gold, and 1.5 metres grading 5.7 g/t gold. Hole 09VK-39 tested the Thor Trend 185 metres south of the Thor Vein. The hole intersected highly anomalous gold throughout its entire 98 metre length. Highlights from hole 39 include 45.5 metres grading 1 g/t, including 27.6 metres grading 1.5 g/t gold and 1.1 metres grading 23.4 g/t gold.

Drill holes 09VK-33 to 39 were designed to primarily test the bulk minable potential of the Thor Trend. All of the holes have successfully intersected significant zones of highly anomalous gold mineralization that could potentially be amenable to open pit mining. The exploration program has been extremely successful in delineating and expanding the known zone of gold mineralization along the Thor trend and the company is encouraged that the project is showing good potential to host a significant gold resource. Numerous targets with comparable surface samples, geophysical signatures and anomalous soils remain to be tested on the property in addition to the Thor trend tested to date.

Exploration Update
The 2009 exploration program at Viking is now complete and a total of 3612.6 metres of core have been drilled in 35 holes. The last hole drilled was 09VK-45 and the company is pleased to report the program was completed on time and on budget. All of the drill holes have been logged and sampled. Results for holes 09VK-40 to 09VK-45 are expected within the next few weeks.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


Open
41
40
39
09-VK-24 and 25
29.4m @ 1 g/t Au
09-VK-17 and 18
09-VK-33
29
40.5m @ 1 g/t Au
41.4m @ 2.0 g/t Au
30m @ 1.7 g/t Au
09-VK-21
28
39.7m @ 1.4 g/t Au
09-VK-19 and 20
09-VK-32 and 34
27
5.75m @ 33.7 g/t Au
27m @ 7.9 g/t Au
Thor Vein
09-VK-22 and 23
22.2m @ 1.9 g/t Au
23m @ 5.1 g/t Au
09-VK-30 and 31
22m @ 1.9 g/t Au
5.1m @ 16.7 g/t Au
14m @ 1.7 g/t Au
23.8m @ 2.7 g/t Au
09-VK-37
09-VK-35 and 36
34.5m @ 0.8 g/t Au
09-VK-38
33
09-VK-26
21m @ 1.2 g/t Au
09-VK-39
09-VK-15
45.5m @ 1 g/t Au
09-VK-27 and 28
09-VK-14
58.9m @ 0.5 g/t Au
57.4m @ 2.6 g/t Au
09-VK-16
09-VK-12
31
55.4m @ 0.4 g/t Au
17.5m @ 2.9 g/t Au
30
09-VK-29
09-VK-11
113m @ 0.2 g/t Au
09-VK-40,41
09-VK-13
09-VK-42,43
09-VK-45
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
Drill hole previously released
Drill hole new results
Drill hole results pending
Trench
Access trail
27m @ 7.9 g/t Au
Drill hole intercept
Gold in soil anomaly
0
100
200
metres
10m @ 1 g/t Au
37
34
35
36
09-VK-44
Thor Trend
38
Open

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **09-20**

OCTOBER 21, 2009
Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI CONTINUES DRILLING SUCCESS AT VIKING INCLUDING 23.4 GRAMS PER TONNE GOLD OVER 1.1 METRES AND 1.5 GRAMS PER TONNE GOLD OVER 27.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-33 to 39 from the Viking gold property in Newfoundland.

The 2009 drilling program continues to successfully intersect high grade gold mineralization within a larger potentially bulk-minable halo of lower grade mineralization. Results from drill holes 33 to 39 continue to outline the continuity and size potential of the Thor Trend.

Drill Results - A location map showing the 2009 drill holes is available on our website (www.naminco.ca).

Hole 09VK-33 was drilled 125 metres north of the Thor Vein to test the Thor Trend at depth. The hole intersected a zone of highly anomalous gold in granite and augen gneiss from 95 to 185 metres depth with values up to 1.1 g/t gold. Hole 09VK-34 tested the Thor Trend about 25 metres north of the Thor Vein and intersected highly anomalous gold between 10.3 and 40 metres depth with values up to 1.0 g/t gold. Hole 09VK-34 also intersected a 0.65 metre wide higher grade vein grading 6.7 g/t gold.

Holes 09VK-35 and 36 tested the down dip extension of the Thor Vein. Hole 35 intersected the high grade Thor Vein which returned 27.7 g/t gold and 10.4 g/t silver over 0.6 metres. The hole also intersected highly anomalous gold from 83 to 112 metres depth with values up to 1.2 g/t gold. Hole 09VK-36 encountered highly anomalous gold from 53.5 to 121 metres depth with values up to 3.5 g/t gold. The results from holes 33 to 36 are comparable to previously released holes from the same area which include intervals such as 40.5 metres grading 1 g/t gold and 41.1 meters grading 2 g/t gold.

Summary of select drill intercepts from holes 09VK-34 to 09VK-39 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-34	60.0	60.65	0.65	6.7	3.8
09VK-35	65.4	66.0	0.6	**27.7**	**10.4**
09VK-36	95	96.5	1.5	3.5	1.1
09VK-37	89	123.5	34.5	0.8	0.3
including	113	123.5	10.5	1.3	0.4
09VK-38	74.0	95.0	21.0	1.2	0.4
including	86.0	87.5	1.5	5.7	1.4
09VK-38	163.0	169.0	6.0	0.7	0.2
09VK-39	52.5	98.0	45.5	1.0	0.3
including	70.4	98.0	27.6	1.5	0.3
including	70.4	71.5	1.1	**23.4**	1.7

*The true widths of the mineralized intercepts have not been determined.

Hole 09VK-37 tested the bulk minable potential across the Thor Trend at a location 55 metres south of the Thor Vein. Hole 37 intersected highly anomalous gold from 68.5 metres to the end of the hole at 140 metres depth. Hole 09VK-38 tested the Thor Trend 140 metres south of the Thor Vein. The hole intersected highly anomalous gold from 60.5 metres to 136 metres depth and again from 155 metres to the end of the hole at 170 metres. Mineralization in hole 38 includes 21 metres grading 1.2 g/t gold, and 1.5 metres grading 5.7 g/t gold. Hole 09VK-39 tested the Thor Trend 185 metres south of the Thor Vein. The hole intersected highly anomalous gold throughout its entire 98 metre length. Highlights from hole 39 include 45.5 metres grading 1 g/t, including 27.6 metres grading 1.5 g/t gold and 1.1 metres grading 23.4 g/t gold.

Drill holes 09VK-33 to 39 were designed to primarily test the bulk minable potential of the Thor Trend. All of the holes have successfully intersected significant zones of highly anomalous gold mineralization that could potentially be amenable to open pit mining. The exploration program has been extremely successful in delineating and expanding the known zone of gold mineralization along the Thor trend and the company is encouraged that the project is showing good potential to host a significant gold resource. Numerous targets with comparable surface samples, geophysical signatures and anomalous soils remain to be tested on the property in addition to the Thor trend tested to date.

Exploration Update
The 2009 exploration program at Viking is now complete and a total of 3612.6 metres of core have been drilled in 35 holes. The last hole drilled was 09VK-45 and the company is pleased to report the program was completed on time and on budget. All of the drill holes have been logged and sampled. Results for holes 09VK-40 to 09VK-45 are expected within the next few weeks.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



Open
41
40
39
09-VK-24 and 25
29.4m @ 1 g/t Au
09-VK-17 and 18
09-VK-33
29
41.4m @ 2.0 g/t Au
40.5m @ 1 g/t Au
30m @ 1.7 g/t Au
09-VK-21
28
09-VK-19 and 20
39.7m @ 1.4 g/t Au
27
5.75m @ 33.7 g/t Au
09-VK-32 and 34
Thor Vein
27m @ 7.9 g/t Au
09-VK-22 and 23
22.2m @ 1.9 g/t Au
23m @ 5.1 g/t Au
09-VK-30 and 31
22m @ 1.9 g/t Au
5.1m @ 16.7 g/t Au
14m @ 1.7 g/t Au
23.8m @ 2.7 g/t Au
09-VK-37
09-VK-35 and 36
34.5m @ 0.8 g/t Au
09-VK-38
33
09-VK-26
21m @ 1.2 g/t Au
09-VK-39
09-VK-15
45.5m @ 1 g/t Au
09-VK-27 and 28
09-VK-14
58.9m @ 0.5 g/t Au
57.4m @ 2.6 g/t Au
09-VK-16
31
09-VK-12
17.5m @ 2.9 g/t Au
30
55.4m @ 0.4 g/t Au
09-VK-29
09-VK-11
113m @ 0.2 g/t Au
09-VK-40,41
09-VK-13
09-VK-42,43
09-VK-45
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
Drill hole previously released
Drill hole new results
Drill hole results pending
Trench
Access trail
27m @ 7.9 g/t Au
Drill hole intercept
Gold in soil anomaly
0
100
200
metres
10m @ 1 g/t Au
37
34
35
36
09-VK-44
Thor Trend
38
Open

NORTHERN ABITIBI MINING CORP.

SUITE 630, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **09-20**

OCTOBER 21, 2009

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI CONTINUES DRILLING SUCCESS AT VIKING INCLUDING 23.4 GRAMS PER TONNE GOLD OVER 1.1 METRES AND 1.5 GRAMS PER TONNE GOLD OVER 27.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-33 to 39 from the Viking gold property in Newfoundland.

The 2009 drilling program continues to successfully intersect high grade gold mineralization within a larger potentially bulk-minable halo of lower grade mineralization. Results from drill holes 33 to 39 continue to outline the continuity and size potential of the Thor Trend.

Drill Results - A location map showing the 2009 drill holes is available on our website (www.naminco.ca).

Hole 09VK-33 was drilled 125 metres north of the Thor Vein to test the Thor Trend at depth. The hole intersected a zone of highly anomalous gold in granite and augen gneiss from 95 to 185 metres depth with values up to 1.1 g/t gold. Hole 09VK-34 tested the Thor Trend about 25 metres north of the Thor Vein and intersected highly anomalous gold between 10.3 and 40 metres depth with values up to 1.0 g/t gold. Hole 09VK-34 also intersected a 0.65 metre wide higher grade vein grading 6.7 g/t gold.

Holes 09VK-35 and 36 tested the down dip extension of the Thor Vein. Hole 35 intersected the high grade Thor Vein which returned 27.7 g/t gold and 10.4 g/t silver over 0.6 metres. The hole also intersected highly anomalous gold from 83 to 112 metres depth with values up to 1.2 g/t gold. Hole 09VK-36 encountered highly anomalous gold from 53.5 to 121 metres depth with values up to 3.5 g/t gold. The results from holes 33 to 36 are comparable to previously released holes from the same area which include intervals such as 40.5 metres grading 1 g/t gold and 41.1 meters grading 2 g/t gold.

Summary of select drill intercepts from holes 09VK-34 to 09VK-39 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-34	60.0	60.65	0.65	6.7	3.8
09VK-35	65.4	66.0	0.6	**27.7**	**10.4**
09VK-36	95	96.5	1.5	3.5	1.1
09VK-37	89	123.5	34.5	0.8	0.3
including	113	123.5	10.5	1.3	0.4
09VK-38	74.0	95.0	21.0	1.2	0.4
including	86.0	87.5	1.5	5.7	1.4
09VK-38	163.0	169.0	6.0	0.7	0.2
09VK-39	52.5	98.0	45.5	1.0	0.3
including	70.4	98.0	27.6	1.5	0.3
including	70.4	71.5	1.1	**23.4**	1.7

*The true widths of the mineralized intercepts have not been determined.

Hole 09VK-37 tested the bulk minable potential across the Thor Trend at a location 55 metres south of the Thor Vein. Hole 37 intersected highly anomalous gold from 68.5 metres to the end of the hole at 140 metres depth. Hole 09VK-38 tested the Thor Trend 140 metres south of the Thor Vein. The hole intersected highly anomalous gold from 60.5 metres to 136 metres depth and again from 155 metres to the end of the hole at 170 metres. Mineralization in hole 38 includes 21 metres grading 1.2 g/t gold, and 1.5 metres grading 5.7 g/t gold. Hole 09VK-39 tested the Thor Trend 185 metres south of the Thor Vein. The hole intersected highly anomalous gold throughout its entire 98 metre length. Highlights from hole 39 include 45.5 metres grading 1 g/t, including 27.6 metres grading 1.5 g/t gold and 1.1 metres grading 23.4 g/t gold.

Drill holes 09VK-33 to 39 were designed to primarily test the bulk minable potential of the Thor Trend. All of the holes have successfully intersected significant zones of highly anomalous gold mineralization that could potentially be amenable to open pit mining. The exploration program has been extremely successful in delineating and expanding the known zone of gold mineralization along the Thor trend and the company is encouraged that the project is showing good potential to host a significant gold resource. Numerous targets with comparable surface samples, geophysical signatures and anomalous soils remain to be tested on the property in addition to the Thor trend tested to date.

Exploration Update
The 2009 exploration program at Viking is now complete and a total of 3612.6 metres of core have been drilled in 35 holes. The last hole drilled was 09VK-45 and the company is pleased to report the program was completed on time and on budget. All of the drill holes have been logged and sampled. Results for holes 09VK-40 to 09VK-45 are expected within the next few weeks.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.



Open
41
40
39
09-VK-24 and 25
29.4m @ 1 g/t Au
09-VK-17 and 18
09-VK-33
29
40.5m @ 1 g/t Au
41.4m @ 2.0 g/t Au
30m @ 1.7 g/t Au
09-VK-21
28
39.7m @ 1.4 g/t Au
09-VK-19 and 20
09-VK-32 and 34
27
5.75m @ 33.7 g/t Au
27m @ 7.9 g/t Au
Thor Vein
09-VK-22 and 23
22.2m @ 1.9 g/t Au
23m @ 5.1 g/t Au
09-VK-30 and 31
22m @ 1.9 g/t Au
5.1m @ 16.7 g/t Au
14m @ 1.7 g/t Au
23.8m @ 2.7 g/t Au
09-VK-37
09-VK-35 and 36
34.5m @ 0.8 g/t Au
09-VK-38
21m @ 1.2 g/t Au
33
09-VK-26
09-VK-39
09-VK-15
45.5m @ 1 g/t Au
09-VK-27 and 28
09-VK-14
58.9m @ 0.5 g/t Au
57.4m @ 2.6 g/t Au
09-VK-16
31
09-VK-12
17.5m @ 2.9 g/t Au
55.4m @ 0.4 g/t Au
30
09-VK-29
09-VK-11
113m @ 0.2 g/t Au
09-VK-42,43
09-VK-40,41
09-VK-13
09-VK-45
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
10m @ 1 g/t Au
37
Drill hole previously released
Drill hole new results
34
36
35
Drill hole results pending
Trench
09-VK-44
Access trail
Thor Trend
27m @ 7.9 g/t Au
Drill hole intercept
Gold in soil anomaly
0
100
200
metres
38
Open